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SEC FILE NUMBER
8-69348

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Washington DC
409

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J. Wood Capital Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 Calistoga Road
(No. and Street)

Santa Rosa	CA	95404
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm — (212) 897-1685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SD Mayer & Associates, LLP
(Name - if individual, state last, first, middle name)

235 Montgomery Street, 28th Floor	San Francisco	CA	94104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
REGISTRATIONS BRANCH
09

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2). SEC 1410 (3-91)



J. Wood Capital Advisors LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Jason M. Wood, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to J. Wood Capital Advisors LLC for the year ended December 31, 2015, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

CEO

Title



Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

ACKNOWLEDGMENT

State of California, County of San Francisco

On Feb. 24, 2016 before me, Linda Wong (notary public),

personally appeared Jason M. Wood

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature  (Seal)


LINDA WONG
Commission # 2086421
Notary Public - California
San Francisco County
My Comm. Expires Oct 17, 2018

J. Wood Capital Advisors LLC
Index
December 31, 2015



SD MAYER & ASSOCIATES, LLP

ACCOUNTING | TAX | CONSULTING | WEALTH MANAGEMENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
J. Wood Capital Advisors, LLC

We have audited the accompanying statement of financial condition (financial statement) of J. Wood Capital Advisors, LLC ("the Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of J. Wood Capital Advisors, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of J. Wood Capital Advisors, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

S D Mayer & Associates, LLP

San Francisco, California
February 25, 2016

235 Montgomery Street, 28th Floor, San Francisco, CA 94104 | 415.691.4040 | sdmayer.com

J. Wood Capital Advisors LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	190,048
Due from broker		24
Fixed assets (net of accumulated depreciation of $17,013)		31,232
Other assets		27,121
Total assets	$	248,425
Liabilities and Member's Equity		
Accrued expenses	$	29,354
Member's equity		219,071
Total liabilities and member's equity	$	248,425

The accompanying notes are an integral part of these financial statement.

1. Organization and Business

J. Wood Capital Advisors LLC (the "Company") is a limited liability company formed under the laws of the State of California. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company renders corporate financial advisory services to selected clients. Such advisory services involve mergers and acquisitions, debt and equity financing, derivative strategies and leveraged buyouts. The Company also serves as an underwriter of securities or selling group participant.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Revenue Recognition
Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. The mergers and acquisitions and financial restructuring advisory fees are recognized at the closing of the respective transactions.

Fixed Assets
Furniture and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over an estimated useful life of three to five years.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $160,694 which exceeded the required net capital by $60,694.

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

4. Investments

During 2015, the Company liquidated its stock and related offsetting option positions. The profit from these transactions is reflected in gain on securities in the statement of operations.

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described below:

Level I - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Securities are classified within Level III of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

4. Investments (continued)

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

At December 31, 2015, the Company did not have any investment positions.

5. Employee Benefit Plan

The Company participates in a 401(k) plan covering its employees. For the year ended December 31, 2015, the Company made $609,000 in contributions.

6. Fixed Assets

Fixed assets consist of the following at December 31, 2015:

Furniture and equipment	$ 14,745
Automobile	33,500
Less: accumulated depreciation	(17,013)
Total	$ 31,232

Depreciation expense was $10,651 for the year ended December 31, 2015.

7. Commitments

The Company has two lease agreements to occupy office space at two locations. One of the premises is rented on a month-to-month basis. The other lease is with a related party.

Future minimum payments to be made under these leases are due in future years as follows:

Year Ending December 31,	Total Commitments
2016	$ 24,000
2017	2,000
	$ 26,000

Rent expense under these operating leases for the year ended December 31, 2015 was approximately $87,000.

8. Concentrations

The Company's cash accounts are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company does not consider itself to be at risk with respect to its cash balances.

Approximately 88% of the Company's revenues came from four customers.

J. Wood Capital Advisors LLC
Statement of Financial Condition

December 31, 2015